

Mail Stop 7010

May 20, 2008

via U.S. mail

Paul A. Bragg
Chief Executive Officer
Vantage Energy Services, Inc.
777 Post Oak Blvd.
Houston, Texas 77056

> **Re: Vantage Energy Services, Inc.**
> **Amendment No. 3 to Schedule 14A**
> **Filed May 5, 2008**
> **File No. 1-33496**
>
> **Vantage Drilling Company**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed May 19, 2008**
> **File No. 333-147797**

Dear Mr. Bragg:

        We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to our prior comment 1. Please ensure that your filing provides all disclosure required by Form S-4. For example, you have not provided the information required by Items 303 or 407(a) of Regulation S-K for Vantage Drilling. See Item 14(h) and Item 18(a)(7)(iii) of Form S-4. Please revise your filing accordingly.

2.   We note your response to our prior comment 5. Please file as an exhibit to your registration statement a consent by the law firm of Ellenoff Grossman & Schole, LLP, to the reference to such firm that appears at page 68 of your filing.

3.   We note that your filing, as revised, contains blanks, such as those found at page 36 regarding quarterly high and low sales prices, and the closing prices, of Vantage Energy's outstanding securities. Please advise or revise your filing to include the omitted information

4.   We note that in this amendment you have changed text that previously used the term "we" or "our", and which appeared to refer to Vantage Drilling after the proposed transactions have been consummated, to now refer to "the Company" (i.e., Vantage Energy Services, Inc.). We note that several of these references would appear to more properly refer to Vantage Drilling, to the extent that your disclosure is intended to apply to the relevant entity after the proposed transactions. Please revise your filing to ensure that all references to Vantage Energy Services, Inc., "Vantage", "the Company," and Vantage Drilling refer to the relevant entity. For example, we note changes in the following sections that appear to be inconsistent or not accurate in this regard:

   •   "The Company's Board of Directors did not determine a specific value…" at page 38.

   •   "The Company's operations will be conducted through a company incorporated in the Cayman Islands…" at page 39.

   •   "Attempts to grow the business could have an adverse effect…" at page 53.

   •   "Uninsured claims and litigation could adversely impact…" at page 54.

   •   "Some of the company's directors and officers reside outside of the United States…" at page 54.

   Similarly, your disclosure regarding "the Company's" compensation committee, such as that set forth at pages 141, 184 and 185 appear to be inconsistent with disclosure at page 153 that the compensation committee of Vantage Drilling will determine compensation of executive officers.

The Company Special Meeting of Stockholders, page 58

Solicitation Costs, page 63

5.   We note your new disclosure regarding the retention of Morrow & Co., LLC to assist in the solicitation of proxies. Please identify who will pay the $30,000 fee and reimbursement for out-of-pocket expenses for such firm. See Item 4 of Schedule 14A.

Proposal 6 – Director Proposal, page 148

Executive Compensation, page 158

6.   We note your response to our prior comment 6. Notwithstanding your response that Mr. Halkett was not a named executive officer as of December 31, 2007, it appears that the disclosure that you provided in Amendment No. 4 regarding potential payments to Mr. Halkett is material and should be included in your registration statement and proxy statement. In addition, please disclose the potential "gross-up payment" set forth in Section 2.13(a) of the agreement with Mr. Halkett, as well as the potential for other benefits, as set forth in Section 3.7 of such agreement.

Management's Discussion and Analysis of Financial Conditions and Results of Operations of Vantage Energy Services, Inc., page 169

Liquidity and Capital Resources, page 173

Use of Funds Held in Trust, page 174

7.   We note your new disclosure regarding your initial discussions with potential lenders with respect to financing for the purchase of the drillship or the exercise of the drillship option and your statement that "…there can be no assurances that adequate debt/or equity financing will be available or available on acceptable terms to fund" such purchase or option exercise. Please add a related risk factor to your risk factors section.

Exhibit 5.1

8.   Please file a revised opinion that clearly describes the securities being opined upon. For example, it appears that the "certain…ordinary shares…to be issued to

Deutsche Bank" that are referenced in clause (i) of the first paragraph of your Cayman Islands opinion refers to the shares of Vantage Drilling that form a part of the units to be issued by Vantage Drilling, as well as the shares that underly the warrants that form a part of such units. It also appears that such shares are also addressed in clause (iii) of the first paragraph of such legal opinion. To avoid confusion that the shares referenced in clause (i) are other than the shares referenced in clause (iii), the opinion should be revised to address this issue.

**

Closing Comments

As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Laura Nicholson at (202) 551-3584 or, in her absence, Michael Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: D. Delaney
K. Hiller
M. Karney
L. Nicholson

<u>via facsimile</u>

Bryan Brown, Esq.
(713) 226-6291